SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 20, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

November 20, 2003

    Symbol – TSX: KGI

PRIVATE PLACEMENT OF UNITS

FOR PROCEEDS OF UP TO $ 7.8 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place up to 2 million units at a price of $3.90 per unit for gross proceeds of up to $ 7.8 million. Each unit shall consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 18 months at a price of $4.40 per share. If market conditions warrant, the Company may increase the size of the placement by up to 10% (200,000 units) on the same terms. The Company understands that one or more family trusts, the beneficiaries of which are the spouse and sisters of the Company’s Chairman, D. Harry W. Dobson, will be subscribing for over 50% of the placement.

The proceeds from the financing will be used to fund further development of the Company’s Kirkland Lake, Ontario mining operations, in particular the recently announced programs developing the region from Shaft No. 3 to the south of the Main Break.

The financing is subject to receipt of all regulatory approvals.

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. WIRE SERVICES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	November 20, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer